SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PetroQuest Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716748108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 8, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,903,584(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

6,903,584(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,903,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,903,584(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

6,903,584(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,903,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

262,800(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

262,800(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

262,800(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

262,800(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,166,384(1)(2)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

7,166,384(1)(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,166,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 6,903,584 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 262,800 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

Page 7 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

14,100(1)
	8	SHARED VOTING POWER

7,166,384(2)
	9	SOLE DISPOSITIVE POWER

14,100(1)
	10	SHARED DISPOSITIVE POWER

7,166,384(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,180,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. Scully's individual retirement account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 8 of 17 pages

CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

800(1)
	8	SHARED VOTING POWER

7,166,384(2)
	9	SOLE DISPOSITIVE POWER

800(1)
	10	SHARED DISPOSITIVE POWER

7,166,384(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,167,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares are held in Mr. McDermott's individual retirement account, which is self-directed.
(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 9 of 17 pages
CUSIP No. 716748108

1	NAME OF REPORTING PERSONS

Eli J. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-
	8	SHARED VOTING POWER

7,166,384(1)
	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

7,166,384(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,166,384(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%
14	TYPE OF REPORTING PERSON

IN

(1)	These shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 10 of 17 pages

This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on April 30, 2010 and as amended on May 10, 2010 and May 24, 2010. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a)  The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”) and Eli J. Weinberg (“EJW”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, EHM and EJW are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The Original 13D, as amended, listed William E. Oberndorf (“WEO”), William J. Patterson (“WJP”) and The Elizabeth R. & William J. Patterson Foundation, a California corporation (“Patterson Foundation”) as “Reporting Persons.” As of March 31, 2012, WEO was no longer a controlling person of SPO Advisory Corp. As a result, WEO is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13D. WJP passed away on September 24, 2010. As a result, WJP and Patterson Foundation are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13D.

All references to WEO, WJP, and Patterson Foundation in Item 2(b)-(c) are hereby deleted in their entirety.

The following subsections of Item 2(b)-(c) are hereby amended and restated in their entirety as follows:

JHS

JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

EHM

EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

Item 2(b)-(c) is hereby amended and supplemented by adding the following paragraph at the end thereof:

EJW

    EJW’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is one of three controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

Page 11 of 17 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$40,818,780
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$1,553,767
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable and Personal Funds (1)	$81,665
EHM	Not Applicable and Personal Funds (1)	$4,640
EJW	Not Applicable	Not Applicable
_______________
(1)    As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting shares.

Page 12 of 17 pages

ITEM 5.	Interest in Securities of the Issuer.

(a)           Percentage interest calculations for each Reporting Person are based upon the Issuer having 64,530,468 total outstanding shares of Common Stock as of August 2, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2013.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,903,584 Shares, which constitutes approximately 10.7% of the outstanding Shares.

SPO ADVISORY PARTNERS

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,903,584 Shares, which constitutes approximately 10.7% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 262,800 Shares, which constitutes approximately 0.4% of the outstanding Shares.

SF ADVISORY PARTNERS

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 262,800 Shares, which constitutes approximately 0.4% of the outstanding Shares.

SPO ADVISORY CORP.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,166,384 Shares in the aggregate, which constitutes approximately 11.1% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,180,484 Shares in the aggregate, which constitutes approximately 11.1% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,167,184 Shares in the aggregate, which constitutes approximately 11.1% of the outstanding Shares.

EJW

Because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,166,384 Shares in the aggregate, which constitutes approximately 11.1% of the outstanding Shares.

Page 13 of 17 pages

(b)           SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,903,584 Shares.

SPO ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,903,584 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 262,800 Shares.

SF ADVISORY PARTNERS

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 262,800 Shares.

SPO ADVISORY CORP.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,166,384 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM and EJW to vote or to direct the vote and to dispose or to direct the disposition of 7,166,384 Shares held by SPO and SFP in the aggregate.  In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,100 Shares held in JHS’s individual retirement account, which is self directed.

Page 14 of 17 pages

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EJW to vote or to direct the vote and to dispose or to direct the disposition of 7,166,384 Shares held by SPO and SFP in the aggregate.  In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 800 Shares held in EHM’s individual retirement account, which is self directed.

EJW

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EJW may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 7,166,384 Shares held by SPO and SFP in the aggregate.

(c)           Since the most recent filing on Schedule 13D, Reporting Persons acquired Shares through open market sales as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d)           Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)           Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney

Page 15 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2013	By:	/s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
ELI J. WEINBERG (2)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person is filed as Exhibit B.

Page 16 of 17 pages

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock W = Warrants	Number of Shares	Weighted Average(1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	8/6/2013	Sell	CS	158,000	4.59(2)	Open Market/Broker
San Francisco Partners, L.P.	8/6/2013	Sell	CS	6,000	4.59(2)	Open Market/Broker
SPO Partners II, L.P.	8/7/2013	Sell	CS	289,000	4.44(3)	Open Market/Broker
San Francisco Partners, L.P.	8/7/2013	Sell	CS	11,000	4.44(3)	Open Market/Broker
SPO Partners II, L.P.	8/8/2013	Sell	CS	168,600	4.41(4)	Open Market/Broker
San Francisco Partners, L.P.	8/8/2013	Sell	CS	6,400	4.41(4)	Open Market/Broker

(1) The prices listed below represent the weighted average prices at which the amount of shares listed in each row were sold (full detailed information regarding the shares sold and the corresponding prices will be provided upon request).
(2) The range of prices for these sales was $4.50-$4.70.
(3) The range of prices for these sales was $4.40-$4.48.
(4) The range of prices for these sales was $4.40-$4.45.

Page 17 of 17 pages

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney